

Mail Stop 3720

March 20, 2009

VIA U.S. MAIL AND FAX (212) 846-1640
Mr. Thomas E. Dooley
Executive Vice President and Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

     Re: **Viacom Inc.**
           Form 10-K for Fiscal Year Ended December 31, 2008
           Filed February 12, 2009
           File No. 1-32686

Dear Mr. Dooley:

     We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. Please provide us your proposed disclosures in response to certain of our comments below.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 40

2. We note your disclosure on page 43 that you have undertaken a strategic review of your business which resulted in restructuring charges of $454 million in 2008 and anticipated savings of approximately $200 million in 2009. Please advise whether you anticipate this restructuring will result in savings beyond 2009 and whether you plan on engaging in further strategic reviews in the coming year. In future filings, please revise to indicate how your strategic reviews and similar initiatives impact your long-term outlook.

Filmed Entertainment, page 42

3. We note that in October 2008 you reached an agreement with Paramount, DW Studios LLC and the Dream Works principals for the departure of those principals from SW Studios. In connection with this transaction (1) Dream Works principals acquired certain projects in development which Paramount has the option to co-finance and co-distribute and (2) DW Studios retained all other projects and the rights to motion pictures released prior to the departure of the principals, other than the live action library owned by DW Funding. Provide us a chart showing the structure of these entities before and after this transaction. Also please tell us how you accounted for this transaction in your financial statements.

Liquidity and Capital Resources, page 61

4. We note your disclosure on page 65 with respect to your $3.25 billion revolving credit facility due December 2010. In future filings, please revise your disclosure to discuss the outstanding amounts owing under such facility and additional funds available for relevant periods.

Off-Balance Sheet Arrangements, page 67

5. Refer to footnote # 5. Please update the disclosure herein to include the face value of, or minimum/ maximum amounts of your guarantees, as disclosed on pages 122-123.

Film Accounting, page 69.

6. We note you disclosed that if in your judgment, you do not believe that "the amount (incurred for original film production cost) is recoverable," you may reduce your estimate of ultimate revenues, thereby accelerating the amortization of capitalized costs." It appears to us that once you are required to assess whether the fair value of a film is less than its unamortized film costs, you should

determine the fair value of the film and write off to the income statement the amount by which the unamortized capitalized costs exceed the film's fair value. Citing the guidance in paragraph 44 of SOP 00-02, tell us why your accounting for unrecoverable film costs is appropriate.

7. Additionally, please disclose the valuation model you used to determine the fair value of film costs. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model.

Acquired Programming Rights, pages 69-70

8. Please disclose how you determine the cost basis for your acquired programming rights subsequent to their acquisition and their unit of accounting. Refer to paragraph 7 of SFAS 63. Additionally, please state how you often you conduct recoverability assessments and how you determine net realizable value. In this regard, we note your statement on page 40 that some of your program services experienced ratings declines in 2008, which could reduce the advertising revenue you receive and negatively affect your results of operations.

Fair Value Measurements, page 72

9. We note that goodwill accounted for 51% of total assets as of December 31, 2008. Per your disclosures on pages 40-42, domestic and global economic conditions worsened significantly in 2008 and such effect could continue or worsen, negatively impacting, among others, your advertising revenue in the Media Networks and home entertainment revenues and profitability in the Filmed Entertainment segment. Although your recent impairment analysis did not result in an impairment charge for goodwill as of December 31, 2008, we expect a more robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy in light of the significance of your goodwill balance. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit. Tell us if you account for DW Studios (formerly Dreamworks LLC) as a reporting unit and if not, tell us why. In this regard, we note on page 42 that it was a party to the agreement which covered the departure of Dreamworks' key principals, Messrs. Spielberg, Geffen and Snider.

- Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

1) the discount rates for each reporting unit and how those discount rates were determined,

2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3) your consideration of any market risk premiums.

- Describe changes to the assumptions and methodologies, if any, since your prior impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Provide a table showing:

(1) the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

(2) using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would not exceed its carrying value.

- In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

<u>Inventory, page 89</u>

10. Per your disclosure herein and on page 62, you have entered into film financing arrangements that involve the sale of a *partial copyright interest in a film* and you deduct amounts received under these arrangements from the film's cost. However, it appears that certain of your investors have alleged that they invested in a series of movies, part of Paramount studio's "Melrose" slate, and not on a film-by-film basis. In a related article posted at http://seekingalpha.com/article/109078-viacom-disappointed-in-investors-suing-paramount, it was reported that "studios group films together into slates to try to spread out risk, reassuring investors that they're not investing in a single film which could be a hit or a bomb, but rather a broad basket of diverse films, which together have a better chance of success." While we note your position in this matter, tell us

- If you have entered into similar arrangements in the past or currently have similar arrangements with other investors who invested in a slate of films (not on a film-by-film basis)
- If their investment also involved a partial copyright interest in each film included in the subject slate of films
- How you accounted for investments toward *a slate of films* which involved a partial copyright interest. If the investment was also subject to risk mitigation strategies as described in the online article, tell us if your accounting treatment for such investments would change.

Note 7. Inventory, page 100

11. Per your disclosure, you expect to amortize approximately $1.166 billion of original programming, including completed and released films and completed but not yet released during the year ending December 31, 2009 using the individual-film-forecast computation method. Tell us why your expected amortization is more than double the 2008 amortization which you projected as of your 2007 balance sheet date.

Note 15. Restructuring and Other Charges, page 115

12. Please provide a more detailed description of your exit and disposal activity as required in paragraph 20(a) of SFAS 146, identifying the nature of the operations or line of business from which you would exit or that which you would dispose. In addition, tell us how the costs captioned herein relate to such exit or disposal activity and how they met the recognition and measurement provisions set forth in paragraphs 8-17 of the cited standard.

13. Tell us why it would be appropriate to categorize the costs of accelerated amortization or impairments arising from recoverability assessments performed under SOP 00-02 or SFAS 63 as restructuring costs.

14. Please revise your MD&A to quantify and disclose the expected effects on future earnings and cash flows resulting from your exit or disposal plan, along with the initial period in which those effects are expected to be realized. Your MD&A should address

    - whether cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues.
    - which income statement line items will be impacted

    In later periods if actual savings anticipated by the exit plan are not achieved as expected or are achieved in periods other than as expected, your MD&A should discuss that outcome, its reasons and its likely effects on future operating results and liquidity. Refer to SAB Topic 5P4 and revise as appropriate.

Item 15(a)
Schedule II- Valuation and Qualifying Accounts, page 134

15. Tell us the nature of the significant sales returns and allowances during 2008 and 2007, and why they are continuing. Since those sales returns and allowances appear to constitute a significant portion of your product sales, which are mostly in Home Entertainment, tell us why you believe that the recognition of prior sales to which these returns and allowances relate, was appropriate. Refer to SFAS 48.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please submit your cover letter over EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director